Descartes Acquires pixi
German Investment Strengthens e-Commerce Fulfilment and Warehouse Management
Capabilities on the Global Logistics Network

WATERLOO, Ontario, April 29, 2016 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired pixi* Software GMBH (“pixi”), a leading Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management.

For over 10 years, pixi has helped its customers automate e-commerce processes originating from online orders, and is currently integrated with hundreds of e-commerce sites in Europe. The company’s customers include both small-to-medium sized businesses (“SMBs”) and larger retailers looking to enhance their online presence to meet the need for omni-channel deliveries. pixi’s platform collects order information from an e-commerce webfront, translates that into a scanner-driven pick and pack process within the warehouse, initiates the shipment to the customer, and synchronizes all of this information with the customer’s financial system for invoicing and shipment tracking.

“E-commerce and related omni-channel delivery is evolving rapidly as consumer expectations change about how things are bought and delivered,” said Ken Wood, Executive Vice President Product Management at Descartes. “pixi helps its customers address the specific logistics pain points involved with this changing landscape, helping both SMB e-commerce players and traditional retailers manage the fulfilment of omni-channel orders. pixi brings solutions that are very complementary to what we provide today. Specifically, when combined with our Global Logistics Network and our e-commerce and ERP integration capabilities from our recent combination with Oz Development, pixi allows us to present a highly differentiated offering for this segment of the market.”

“We believe that our customers are looking to us for a solution that integrates their e-commerce front-end, warehouse and shipping systems. Consumers expect to be able to choose when they will receive their order, so our ability to bring different delivery methods and windows to the point-of sale is a big differentiator,” said Edward J. Ryan, Descartes' CEO. “We’re thrilled that pixi is combining with Descartes to help us serve customers, and we welcome the pixi employees, customers and partners to the Descartes community.”

pixi is headquartered in Munich, Germany. The purchase price for the acquisition was approximately EUR 9.2 million (approximately USD $10.4 million at April 29, 2016), which was paid in cash.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

About pixi

For more information about pixi visit http://www.pixi.eu/en.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com